SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Partner Communications Company Ltd.

(Name of Issuer)

American Depositary Shares, each representing

one Ordinary Share, par value New Israeli Shekel 0.01

(Title of Class of Securities)

70211M109

(CUSIP Number)

Edith Shih

Hutchison Whampoa Limited

22nd Floor, Hutchison House

10 Harcourt Road

Hong Kong

(852-2128-1188)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

David W. Hirsch

Cleary, Gottlieb, Steen & Hamilton

Bank of China Tower

One Garden Road

Hong Kong

(852-2521-4122)

September 17 and 22, 2003

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

SCHEDULE 13D

CUSIP NO. 70211M109

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HUTCHISON WHAMPOA LIMITED – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 - 8 SHARED VOTING POWER 78,940,104 9 SOLE DISPOSITIVE POWER - 0 - 10 SHARED DISPOSITIVE POWER 78,940,104

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,940,104
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%
14	TYPE OF REPORTING PERSON HC, CO

SCHEDULE 13D

CUSIP NO. 70211M109

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 - 8 SHARED VOTING POWER 78,940,104 9 SOLE DISPOSITIVE POWER - 0 - 10 SHARED DISPOSITIVE POWER 78,940,104

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,940,104
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%
14	TYPE OF REPORTING PERSON HC, CO

SCHEDULE 13D

CUSIP NO. 70211M109

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ADVENT INVESTMENTS PTE LTD - Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 - 8 SHARED VOTING POWER 62,621,184 9 SOLE DISPOSITIVE POWER - 0 - 10 SHARED DISPOSITIVE POWER 62,621,184

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,621,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.2%
14	TYPE OF REPORTING PERSON HC, CO

SCHEDULE 13D

CUSIP NO. 70211M109

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HUTCHISON TELECOMMUNICATIONS (AMSTERDAM) BV – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 - 8 SHARED VOTING POWER - 0 - 9 SOLE DISPOSITIVE POWER - 0 - 10 SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON HC, CO

SCHEDULE 13D

CUSIP NO. 70211M109

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HUTCHISON TELECOMMUNICATIONS INTERNATIONAL (NETHERLANDS) BV – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 - 8 SHARED VOTING POWER 16,318,920 9 SOLE DISPOSITIVE POWER - 0 - 10 SHARED DISPOSITIVE POWER 16,318,920

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,318,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON HC, CO

SCHEDULE 13D

CUSIP NO. 70211M109

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON COLONIAL NOMINEES LIMITED – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 - 8 SHARED VOTING POWER - 0 - 9 SOLE DISPOSITIVE POWER - 0 - 10 SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON HC, CO

SCHEDULE 13D

CUSIP NO. 70211M109

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CHEUNG KONG (HOLDINGS) LIMITED – Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 - 8 SHARED VOTING POWER Disclaimed (see 11 below) 9 SOLE DISPOSITIVE POWER - 0 - 10 SHARED DISPOSITIVE POWER Disclaimed (see 11 below)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Cheung Kong (Holdings) Limited expressly disclaims beneficial ownership of the Ordinary Shares beneficially owned by Hutchison Whampoa Limited, Hutchison Telecommunications International (Netherlands) BV and Advent Investments Pte Ltd.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.1%
14	TYPE OF REPORTING PERSON HC, CO

The Statement on Schedule 13D dated May 3, 2002, as amended by Amendment No. 1 dated September 30, 2003, filed jointly by Hutchison Whampoa Limited, a company incorporated in Hong Kong (“HWL”), Hutchison Telecommunications (Amsterdam) BV, a company incorporated in the Netherlands and an indirect wholly-owned subsidiary of HWL (“HTA”), Advent Investments Pte Ltd, a company incorporated in Singapore and an indirect wholly-owned subsidiary of HWL (“Advent”), Colonial Nominees Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of HWL (“Colonial”), and Cheung Kong (Holdings) Limited, a company incorporated in Hong Kong and a 49.97% shareholder of HWL (“Cheung Kong”), is hereby amended pursuant to Rule 13d-2(a) of the Securities and Exchange Act of 1934, as amended.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to Ordinary Shares, par value New Israeli Shekel 0.01 (“Ordinary Shares”), of Partner Communications Company Ltd., a company incorporated in Israel (the “Issuer”). The Issuer’s principal executive office is 8 Amal Street, Afeq Industrial Park, Rosh Ha’ayin 48103, Israel.

Item 2.	Identity and Background.

This statement is filed jointly by HWL, Hutchison Telecommunications International Limited (“HTIL”), a company incorporated in the Cayman Islands and an indirect wholly-owned subsidiary of HWL, Advent, HTA, Hutchison Telecommunications International (Netherlands) BV (“HTIN”), a company incorporated in the Netherlands and an indirect wholly-owned subsidiary of HWL, Colonial and Cheung Kong. For a description of other intermediate holding companies through which HWL holds its interest in the Ordinary Shares, please refer to Item 5(c).

HWL

The principal business of HWL is that of a holding company with diversified interests and activities in the following core businesses: ports and related services, telecommunications, property and hotels, retail and manufacturing, and energy, infrastructure, finance and investments. The principal business address of HWL is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong.

HWL indirectly owns 100% of the issued shares of Advent, HTIL and HTIN. HWL’s beneficial ownership reported herein is through its interests in Advent, and HTIN.

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of HWL and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule I hereto and are incorporated herein by reference.

During the past five years, neither HWL nor, to the best knowledge of HWL, any of its executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

HTIL

The principal business of HTIL is that of providing, through its subsidiaries and affiliates, mobile and fixed-line telecommunications services. The business address of HTIL is 18th Floor, Two Harbourfront, 22 Tak Fung Street, Hunghom, Kowloon, Hong Kong.

HTIL indirectly owns 100% of the issued shares of Advent and HTIN. HTIL’s beneficial ownership reported herein is through its interests in Advent, and HTIN.

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of HTIL and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule II hereto and are incorporated herein by reference.

During the past five years, neither HTIL nor, to the best knowledge of HTIL, any of its executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Advent

The principal business of Advent is that of a holding company for telecommunications related businesses and assets. The principal business address of Advent is 18th Floor, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong.

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Advent and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule III hereto, respectively, and are incorporated herein by reference.

During the past five years, neither Advent nor, to the best knowledge of Advent, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

HTA

The principal business of HTA is that of a holding company for telecommunications related businesses and assets. The registered office address of HTA is Officia 1, De Boelelaan 7, 1083 HJ Amsterdam, the Netherlands.

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of HTA and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule IV hereto, respectively, and are incorporated herein by reference.

During the past five years, neither HTA nor, to the best knowledge of HTA, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

HTIN

The principal business of HTIN is that of a holding company for telecommunications related businesses and assets. The registered office address of HTIN is Officia 1, De Boelelaan 7, 1083 HJ Amsterdam, the Netherlands.

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of HTIN and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule V hereto, respectively, and are incorporated herein by reference.

During the past five years, neither HTIN nor, to the best knowledge of HTIN, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Colonial

The principal business of Colonial is that of a holding company. The registered office address of Colonial is 22nd Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Colonial and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule VI hereto, respectively, and are incorporated herein by reference.

During the past five years, neither Colonial nor, to the best knowledge of Colonial, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Cheung Kong

The principal business of Cheung Kong is investment holding and project management, property development and investment, hotel and serviced suite operation, property and project management and securities investment. The principal business address of Cheung Kong is 7th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

Cheung Kong indirectly owns 49.97% of the issued shares of HWL and may, pursuant to Rule 13d-3 (“Rule 13d-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), be deemed to control the voting and disposition of the Ordinary Shares beneficially owned by HWL, HTIL, Advent and HTIN. However, Cheung Kong disclaims beneficial ownership of the Ordinary Shares beneficially owned by HWL, HTIL, Advent and HTIN, and the filing of this statement shall in no way be construed as an admission that Cheung Kong is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such Ordinary Shares.

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Cheung Kong and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule VII hereto and are incorporated herein by reference.

During the past five years, neither Cheung Kong nor, to the best knowledge of Cheung Kong, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 18, 2004, Colonial transferred to Advent one Ordinary Share in the issued capital of the Issuer for a consideration of 0.01 New Israeli Shekel, being the par value of the said Ordinary Share (the “First Transaction”).

On September 17, 2004, HTA transferred to Advent 16,318,920 Ordinary Shares in the issued capital of the Issuer for a consideration of US$71,051,790.11 (the “Second Transaction”), being HTA’s cost of investment in the said Ordinary Shares.

On September 17, 2004, Advent transferred to HTIN 16,318,920 Ordinary Shares in the issued capital of the Issuer for a consideration of US$75,051,790.11 (the “Third Transaction”), being Advent’s costs of investment in the said Ordinary Shares.

On September 22, 2004, HWL carried out a restructuring (the “Restructuring”) of the holdings of certain of its telecommunications assets and businesses whereby HTIL acquired, indirectly, all of the issued share capital of Advent and HTIN and, consequently, acquired through Advent and HTIN beneficial ownership of 78,731,196 Ordinary Shares in the issued capital of the Issuer.

Please refer to Item 6 below for further particulars of the First Transaction, the Second Transaction, the Third Transaction, and the Restructuring.

The source of funds used for the First Transaction, the Second Transaction, the Third Transaction and the Restructuring was the working capital of direct or indirectly owned subsidiaries of HWL.

Item 4.	Purpose of Transaction.

The purpose of the First Transaction, the Second Transaction and the Third Transaction was the restructuring of certain subsidiaries of HWL in connection with a proposed public offering of shares in HTIL.

The Ordinary Shares reported herein as beneficially owned by HWL and HTIL constitute part of the companies’ holdings in telecommunications assets and businesses throughout the world. Advent and HTIN currently own the Ordinary Shares reported herein as holding companies only. Each of HWL, HTIL, Advent and HTIN intends to review from time to time its ownership of such shares and may, depending upon its evaluations of the business and prospects of the Issuer, or such other considerations as it may consider relevant, determine to increase, decrease or dispose of its holdings in the Ordinary Shares.

Other than as disclosed in Items 3, 4 and 6, the persons filing this Schedule have no plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	A material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure; changes in the Issuer’s charter or bylaws or other actions that might impede the acquisition of control of the Issuer by any other person;

(g)	Causing securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(h)	Causing securities of the Issuer to be eligible for termination of registration pursuant to the Exchange Act, or any other similar action;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	Any transaction similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) Each of HWL and HTIL, through their indirect ownership of Advent and HTIN, are deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of 78,940,104 Ordinary Shares, or approximately 43.1% of the outstanding Ordinary Shares1, and to have shared power over the voting and disposition of such shares.

[1]	The shares reported herein do not include 225,000 American Depositary Shares in which Mr. Canning Fok, a director of HWL, HTIL, Cheung Kong and Colonial, has a corporate interest, and 25,000 American Depositary Shares in which Mr. George Colin Magnus, a director of HWL and Cheung Kong, has a personal interest.

HTIN is the beneficial owner of 16,318,920 Ordinary Shares, or approximately 8.9% of the outstanding Ordinary Shares, and, upon adhering to the Relationship Agreement (see Item 6 below), will have shared power over the voting and disposition of such shares.

Advent is the beneficial owner of 62,621,184 Ordinary Shares, or approximately 34.2% of the outstanding Ordinary Shares, and has shared power over the voting and disposition of such shares.

Cheung Kong, through its indirect ownership of approximately 49.97% of the issued shares of HWL, may be deemed to share voting and dispositive power over the Ordinary Shares beneficially owned by HWL, HTIL, Advent, and HTIN. However, pursuant to Rule 13d-4 under the Exchange Act, Cheung Kong expressly disclaims beneficial ownership of such shares.

Except as described herein, none of HWL, HTIL, Advent, HTIN or Cheung Kong nor, to the best knowledge of HWL, HTIL, Advent, HTIN, and Cheung Kong, any executive officer or director of HWL, HTIL, Advent, HTIN or Cheung Kong respectively (i) beneficially owns any Ordinary Shares or American Depositary Shares of the Issuer as of the date hereof or (ii) has any right as of the date hereof to acquire, directly or indirectly, any beneficial ownership of Ordinary Shares or American Depositary Shares of the Issuer.

(c) Following the Restructuring, the following direct or indirect (as the case may be) wholly owned subsidiaries of HWL, the principal business of each of which is a holding company, act as intermediate companies through which HWL holds its indirect interests in Advent and/or HTIN:

(i) Hutchison International Limited, a company incorporated in Hong Kong and a direct wholly-owned subsidiary of HWL (“HIL”);

(ii) Hutchison Telecommunications Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of HWL (“HTL”);

(iii) Hutchison Telecommunications Investment Holdings Limited, a company incorporated in the British Virgin Islands and an indirect wholly-owned subsidiary of HWL and the direct parent company of HTIL (“HTIHL”);

(iv) Hutchison Telecommunications International (Cayman) Holdings Limited, a company incorporated in the Cayman Islands and an indirect wholly-owned subsidiary of HWL and a direct wholly owned subsidiary of HTIL (“HTI(C)HL”);

(v) Amber International Holdings Inc., a company incorporated in the British Virgin Islands and an indirect wholly owned subsidiary of HWL and a direct parent company of Advent and an indirect parent company of HTIN (“Amber”); and

(vi) Hutchison Telecommunications (Cyprus) Limited, a company incorporated in the Cyprus and an indirect wholly-owned subsidiary of HWL and the direct parent company of HTIN (“HT(Cyprus)”).

Except as set forth herein, none of HWL, HTIL, Advent, HTA, HTIN, Colonial or Cheung Kong nor, to the best knowledge of HWL, HTIL, Advent, HTA, HTIN, Colonial and Cheung Kong, any executive officer or director of HWL, HTIL, Advent, HTA, HTIN, Colonial or Cheung Kong, respectively, has effected any transaction in Ordinary Shares or American Depositary Shares during the past 60 days.

(d) Not applicable.

(e) Colonial ceased to beneficially own any Ordinary Shares in the Issuer on June 18, 2004. HTA ceased to beneficially own any ordinary Shares in the Issuer on September 17, 2004.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 18, 2004, Colonial and Advent entered into an instrument of transfer pursuant to which Colonial transferred one Ordinary Share in the issued capital of the Issuer to Advent for a consideration of 0.01 New Israeli Shekel, being the par value of the said Ordinary Share. The transfer of the said Ordinary Share (the First Transaction referred to in Item 3 above) was completed on June 18, 2004, whereupon Colonial ceased to hold any interest in the Issuer.

On September 17, 2004, HTA and Advent entered into an instrument of transfer pursuant to which HTA transferred to Advent 16,318,920 Ordinary Shares in the issued capital of the Issuer for a consideration of US$71,051,790.11, being HTA’s cost of investment in the said Ordinary Shares. The transfer of the said Ordinary Shares (the Second Transaction referred to in Item 3 above) was completed on September 17, 2004, whereupon HTA ceased to hold any interest in the Issuer.

On September 17, 2004, Advent and HTIN entered into an instrument of transfer pursuant to which Advent transferred to HTIN 16,318,920 Ordinary Shares in the issued capital of the Issuer for a consideration of US$75,051,790.11, being Advent’s costs of investment in the said Ordinary Shares. The transfer of the said Ordinary Shares (the Third Transaction referred to in Item 3 above) was completed on September 17, 2004.

On September 22, 2004, as a result of the Restructuring (a referred to in Item 3 above) HTIL acquired, indirectly, all of the issued share capital of Advent and HTIN and, consequently, acquired through Advent and HTIN beneficial ownership of 78,940,104 Ordinary Shares in the issued capital of the Issuer (the “Third Transaction”).

HTIN expects to execute an agreement to be bound in all respects by the terms of a Relationship Agreement dated as of October 10, 1999 (as amended) (the

“Relationship Agreement), among Advent, Matav Cable-Systems Limited (“Matav”), Elbit Limited (“Elbit”), Eurocom Communications Limited (“Eurocom”), Polar Communications Limited (“Polar”) and Tapuz Cellular Systems Limited (“Tapuz”) (following the agreement of Elbit, Eurocom, Polar and Tapuz on January 10, 2002) to be bound in all respects by the terms of the Relationship Agreement).

Of the 17 positions on the Issuer’s board of directors, Advent has the right to nominate seven directors, pursuant to the Relationship Agreement, and HTIN, upon adhering to the Relationship Agreement, will have the right to nominate one director. Six of the remaining nine directors may be nominated by the Issuer’s other principal shareholders, and the remaining three directors are to be independent. Advent also has certain rights pursuant to the Relationship Agreement to nominate the Chairman of the Issuer’s board of directors, Chief Financial Officer, and three of the eight members of the Issuer’s Executive Committee.

In accordance with the requirements of a credit facility (the “Credit Facility”) entered into by the Issuer on August 13, 1998 (as amended from time to time) with Bank Leumi Le-Israel B.M. (“Bank Leumi”) and other banks named in the Credit Facility, Advent entered into a share pledge agreement (the “Share Pledge”) on June 23, 2004 with Bank Leumi, as security trustee under the Credit Facility, whereby Advent granted first ranking pledge over 9,871,066 Ordinary Shares as part of the security given to the Security Trustee for the performance by the Issuer of its, and any of its subsidiaries’, obligations under the Credit Facility.

In addition, upon the transfer of the Ordinary Shares from Advent to HTIN, HTIN acquired certain rights under a Registration Rights Agreement dated as of October 26, 1999, among the Issuer, Advent, Matav, Elbit, Tapuz, Eurocom and Polar (the “Registration Rights Agreement”), in respect of the Ordinary Shares purchased by HTIN from Advent to require the Issuer to register the transfer of Ordinary Shares held by them under the Securities Act of 1933, as amended.

In addition to the foregoing, certain directors of the reporting entities hold personal or corporate interests in 13% Senior Subordinated Notes due 2010 (the “Notes”) issued by Partner on about 17 August 2000 and acquired by them as a personal investment. Specifically, Mr. Li Ka-shing has a corporate interest in a nominal amount of US$1,500,000 in the Notes, Mr. Victor Li has a corporate interest in a nominal amount of US$10,989,000 in the Notes, Mr. Canning Fok has a corporate interest in a nominal amount of US$4,000,000 of the Notes and Ms. Edith Shih has a personal interest in a nominal amount of US$200,000 in the Notes. Additionally, Rasven Investments S.A., a wholly-owned subsidiary of Cheung Kong, beneficially owns US$33,700,000 in principal amount of the Notes.

Item 7.	Material to be Filed as Exhibits.

The documents which have been filed as Exhibits are listed in the Exhibit Index herein.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each party certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date: October 14, 2004

FOR AND ON BEHALF OF HUTCHISON WHAMPOA LIMITED

By:	/s/ Frank Sixt
	Name:	Frank Sixt
	Title:	Director

FOR AND ON BEHALF OF HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Frank Sixt
	Name:	Frank Sixt
	Title:	Director

FOR AND ON BEHALF OF ADVENT INVESTMENTS PTE LTD

By:	/s/ Frank Sixt
	Name:	Frank Sixt
	Title:	Director

FOR AND ON BEHALF OF HUTCHISON TELECOMMUNICATIONS (AMSTERDAM) BV

By:	/s/ Chan Ting Yu
	Name:	Chan Ting Yu
	Title:	Director

FOR AND ON BEHALF OF HUTCHISON TELECOMMUNICATIONS INTERNATIONAL (NETHERLANDS) BV

By:	/s/ Frank Sixt
	Name:	Frank Sixt
	Title:	Director

FOR AND ON BEHALF OF COLONIAL NOMINEES LIMITED

By:	/s/ Frank Sixt
	Name:	Frank Sixt
	Title:	Director

FOR AND ON BEHALF OF CHEUNG KONG (HOLDINGS) LIMITED

By:	/s/ Frank Sixt
	Name:	Frank Sixt
	Title:	Director

SCHEDULE I

Executive Officers and Directors of

Hutchison Whampoa Limited

As of October 12, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
LI Ka-shing 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Chairman, Hutchison Whampoa Limited Chairman, Cheung Kong (Holdings) Limited

LI Tzar Kuoi, Victor 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong

Deputy Chairman and Executive Director, Hutchison Whampoa Limited

Chairman, Cheung Kong Infrastructure Holdings Limited[2]

Chairman, CK Life Sciences Int’l., (Holdings) Inc. [9]

Co-Chairman, Husky Energy Inc.[7]

Managing Director and Deputy Chairman, Cheung Kong (Holdings) Limited

Executive Director, Hongkong Electric Holdings Limited[3]

Director, The Hongkong and Shanghai Banking Corporation Limited (banking), No. 1 Queen’s Road Central, Hong Kong

SCHEDULE I (continued)

Executive Officers and Directors of

Hutchison Whampoa Limited

As of October 12, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
FOK Kin-ning, Canning	British

Group Managing Director and Executive Director, Hutchison Whampoa Limited

Chairman, Hutchison Telecommunications (Australia) Limited[4]

Chairman, Partner Communications Company Ltd.[5]

Chairman, Hutchison Harbour Ring Limited[8]

Chairman, Hutchison Global Communications Holdings Limited[10]

Co-Chairman, Husky Energy Inc.[7]

Deputy Chairman, Cheung Kong Infrastructure Holdings Limited[2]

Deputy Chairman, Hongkong Electric Holdings Limited[3]

Non-executive Director, Cheung Kong (Holdings) Limited

Non-executive Director, Hutchison Telecommunications International Limited[12] Director, Colonial Nominees Limited

SCHEDULE I (continued)

Executive Officers and Directors of

Hutchison Whampoa Limited

As of October 12, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
CHOW WOO Mo Fong, Susan	British

Deputy Group Managing Director and Executive Director, Hutchison Whampoa Limited

Executive Director, Cheung Kong Infrastructure Holdings Limited[2]

Executive Director, Hutchison Harbour Ring Limited[8]

Executive Director, Hutchison Global Communications Holdings Limited[10]

Director, Hongkong Electric Holdings Limited[3]

Director, Partner Communications Company Ltd.[5]

Non-executive Director, TOM Group Limited[6]

Non-executive Director, Hutchison Telecommunications International Limited[12]

Director, Advent Investments Pte Ltd

Director, Colonial Nominees Limited

Director, Hutchison Telecommunications (Amsterdam) B.V.

Director, Hutchison Telecommunications International (Netherlands) B.V.

SCHEDULE I (continued)

Executive Officers and Directors of

Hutchison Whampoa Limited

As of October 12, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
Frank John SIXT	Canadian

Group Finance Director and Executive Director, Hutchison Whampoa Limited

Chairman, TOM Group Limited[6]

Chairman, TOM Online Inc.[11]

Executive Director, Cheung Kong Infrastructure Holdings Limited[2]

Executive Director, Hongkong Electric Holdings Limited[3]

Executive Director, Hutchison Global Communications Holdings Limited[10]

Director, Hutchison Telecommunications (Australia) Limited[4]

Director, Husky Energy Inc.[7]

Director, Partner Communications Company Ltd.[5]

Non-executive Director, Cheung Kong (Holdings) Limited

Non-executive Director, Hutchison Telecommunications International Limited[12]

Director, Advent Investments Pte Ltd

Director, Colonial Nominees Limited

Director, Hutchison Telecommunications International (Netherlands) B.V.

LAI Kai Ming, Dominic	Canadian

Executive Director, Hutchison Whampoa Limited

Deputy Chairman, Hutchison Harbour Ring Limited[8]

Deputy Chairman, Hutchison Global Communications Holdings Limited[10]

Director, Hutchison Telecommunications (Australia) Limited[4]

SCHEDULE I (continued)

Executive Officers and Directors of

Hutchison Whampoa Limited

As of October 12, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
George Colin MAGNUS 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	British

Executive Director, Hutchison Whampoa Limited

Chairman, Hongkong Electric Holdings Limited[3]

Deputy Chairman, Cheung Kong (Holdings) Limited

Deputy Chairman, Cheung Kong Infrastructure Holdings Limited[2]

KAM Hing Lam 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong

Executive Director, Hutchison Whampoa Limited

Group Managing Director, Cheung Kong Infrastructure Holdings Limited[2]

President and Chief Executive Officer, CK Life Sciences Int’l., (Holdings) Inc.[9]

Deputy Managing Director, Cheung Kong (Holdings) Limited

Executive Director, Hongkong Electric Holdings Limited[3]

Michael David KADOORIE 24th Floor, St. George’s Building, 2 Ice House Street Central, Hong Kong	British

Independent Non-Executive Director, Hutchison Whampoa Limited

Chairman, CLP Holdings Limited (investment holding), 147 Argyle Street, Kowloon, Hong Kong

Chairman, The Hongkong and Shanghai Hotels Limited (hotel catering and real estate), 8th Floor, St. George’s Building, 2 Ice House Street, Central, Hong Kong

Chairman, Heliservices (Hong Kong) Limited (provision of helicopter services), 2107 St. George’s Building, 2 Ice House Street, Central, Hong Kong

SCHEDULE I (continued)

Executive Officers and Directors of

Hutchison Whampoa Limited

As of October 12, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
Holger KLUGE 33 Delisle Avenue, Suite 509 Toronto, Ontario M4V 1S8 Canada	Canada

Independent Non-Executive Director, Hutchison Whampoa Limited

Director, Hutchison Telecommunications (Australia) Limited [4]

Director, Husky Energy Inc.[7]

Independent Non-executive Director, Hongkong Electric Holdings Limited[3]

Independent Non-executive Director, TOM Group Limited[6]

Simon MURRAY Suite 3601, Cheung Kong Center 2 Queen’s Road Central Hong Kong	British

Independent Non-Executive Director, Hutchison Whampoa Limited

Chairman, General Enterprise Management Services Limited (investment fund), 3601, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong

Independent Non-executive Director, Cheung Kong (Holdings) Limited

OR Ching Fai, Raymond 1 Queen’s Road Central Hong Kong	British	Independent Non-Executive Director, Hutchison Whampoa Limited General Manager, The Hongkong and Shanghai Banking Corporation Limited (banking), 1 Queen’s Road Central, Hong Kong

SCHEDULE I (continued)

Executive Officers and Directors of

Hutchison Whampoa Limited

As of October 12, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
William SHURNIAK	Canadian

Non-Executive Director, Hutchison Whampoa Limited

Chairman, ETSA Utilities (operation of electricity distribution network in Australia), 1 Anzac Highway, Keswick, South Australia 5035, Australia

Chairman, Powercor Australia Ltd. (operation of electricity distribution network in Australia), Level 9, 40 Market Street, Melbourne, Victoria 3000, Australia

Chairman, CitiPower Pty Ltd. (operation of electricity distribution network in Australia) Level 9, 40 Market Street, Melbourne, Victoria 3000, Australia

Deputy Chairman, Husky Energy Inc.[7]

Peter Alan Lee VINE 13/F, New World Tower Tower 2 16-18 Queen’s Road Central Hong Kong	British

Independent Non-Executive Director, Hutchison Whampoa Limited

Director, Liu Chong Hing Investments Limited (investments), 24 Des Voeux Road Central, Hong Kong

Director, Liu Chong Hing Bank Limited (banking), 24 Des Voeux Road Central, Hong Kong

Solicitor

SCHEDULE I (continued)

Executive Officers and Directors of

Hutchison Whampoa Limited

As of October 12, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
WONG Chung Hin 1225 Prince’s Building 10 Chater Road Hong Kong	British	Independent Non-Executive Director, Hutchison Whampoa Limited Director, The Bank of East Asia, Limited (banking), No. 10 Des Voeux Road Central, Hong Kong Director, Hongkong Electric Holdings Limited[3]

SCHEDULE II

Executive Officers and Directors of

Hutchison Telecommunications International Limited

As of October 12, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
FOK Kin-ning, Canning	British

Non-executive Director, Hutchison Telecommunications International Limited[12]

Group Managing Director and Executive Director, Hutchison Whampoa Limited

Chairman, Hutchison Telecommunications (Australia) Limited[4]

Chairman, Partner Communications Company Ltd.[5]

Chairman, Hutchison Harbour Ring Limited[8]

Chairman, Hutchison Global Communications Holdings Limited[10]

Co-Chairman, Husky Energy Inc.[7]

Deputy Chairman, Cheung Kong Infrastructure Holdings Limited[2]

Deputy Chairman, Hongkong Electric Holdings Limited[3]

Non-executive Director, Cheung Kong (Holdings) Limited

Director, Colonial Nominees Limited

SCHEDULE II (continued)

Executive Officers and Directors of

Hutchison Telecommunications International Limited

As of October 12, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
CHOW WOO Mo Fong, Susan	British

Non-executive Director, Hutchison Telecommunications International Limited[12]

Deputy Group Managing Director and Executive Director, Hutchison Whampoa Limited

Executive Director, Cheung Kong Infrastructure Holdings Limited[2]

Executive Director, Hutchison Harbour Ring Limited[8]

Executive Director, Hutchison Global Communications Holdings Limited10

Director, Hongkong Electric Holdings Limited[3]

Director, Partner Communications Company Ltd.[5]

Non-executive Director, TOM Group Limited[6]

Director, Advent Investments Pte Ltd

Director, Colonial Nominees Limited

Director, Hutchison Telecommunications (Amsterdam) B.V.

Director, Hutchison Telecommunications International (Netherlands) B.V.

SCHEDULE II (continued)

Executive Officers and Directors of

Hutchison Telecommunications International Limited

As of October 12, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
Frank John SIXT	Canadian

Non-executive Director, Hutchison Telecommunications International Limited[12]

Group Finance Director and Executive Director, Hutchison Whampoa Limited

Chairman, TOM Group Limited[6]

Chairman, TOM Online Inc.[11]

Executive Director, Cheung Kong Infrastructure Holdings Limited[2]

Executive Director, Hongkong Electric Holdings Limited[3]

Executive Director, Hutchison Global Communications Holdings Limited[10]

Director, Hutchison Telecommunications (Australia) Limited[4]

Director, Husky Energy Inc.[7]

Director, Partner Communications Company Ltd.[5]

Non-executive Director, Cheung Kong (Holdings) Limited

Director, Advent Investments Pte Ltd

Director, Colonial Nominees Limited

Director, Hutchison Telecommunications International (Netherlands) B.V.

LUI Pok Man, Dennis 18/F., Two Harbourfront 22 Tak Fung Street Hunghom, Kowloon Hong Kong	Canadian

Executive Director, Hutchison Telecommunications International Limited[12]

Executive Director, Hutchison Global Communications Holdings Limited[10]

Director, Hutchison Telecommunications (Australia) Limited[4]

Director, Partner Communications Company Ltd.[5]

Director, Hutchison Telecommunications (Amsterdam) B.V.

SCHEDULE II (continued)

Executive Officers and Directors of

Hutchison Telecommunications International Limited

As of October 12, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
CHAN Ting Yu 18/F., Two Harbourfront 22 Tak Fung Street Hunghom, Kowloon Hong Kong	New Zealander

Executive Director, Hutchison Telecommunications International Limited[12]

Director, Partner Communications Company Ltd.[5]

Director, Advent Investments Pte Ltd

Director, Hutchison Telecommunications (Amsterdam) B.V.

Tim Lincoln PENNINGTON 18/F., Two Harbourfront 22 Tak Fung Street Hunghom, Kowloon Hong Kong	British	Executive Director, Hutchison Telecommunications International Limited[12]

KWAN Kai Cheong Room 2308, Dominion Centre 43-59 Queen’s Road East Wanchai, Hong Kong	Australian

Independent Non-executive Director, Hutchison Telecommunications International Limited[12]

Independent Non-Executive Director, Hutchison Harbour Ring Limited[8]

President, Morrison & Company Limited (management consultancy), Room 2308, Dominion Centre, 43-59 Queen’s Road East, Wanchai, Hong Kong

John William STANTON 3650 131st Ave SE Bellevue WA98006 United States	American

Independent Non-executive Director, Hutchison Telecommunications International Limited[12]

Chairman & Chief Executive Officer, Western Wireless Corporation (telecommunications), 3650 131st Ave SE Bellevue, WA98006, United States

SCHEDULE II (continued)

Executive Officers and Directors of

Hutchison Telecommunications International Limited

As of October 12, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
Kevin WESTLEY Level 34, 1 Queen’s Road Central, Hong Kong	British

Independent Non-executive Director, Hutchison Telecommunications International Limited[12]

Advisor to the Chairman, The Hongkong and Shanghai Corporation Limited (Banking), 1 Queen’s Road Central, Hong Kong

SCHEDULE III

Executive Officers and Directors of

Advent Investments Pte Ltd

As of October 12, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
CHOW WOO Mo Fong, Susan	British

Director, Advent Investments Pte Ltd

Deputy Group Managing Director and Executive Director, Hutchison Whampoa Limited

Executive Director, Cheung Kong Infrastructure Holdings Limited[2]

Executive Director, Hutchison Harbour Ring Limited[8]

Executive Director, Hutchison Global Communications Holdings Limited[10]

Director, Hongkong Electric Holdings Limited[3]

Director, Partner Communications Company Ltd.[5]

Non-executive Director, TOM Group Limited[6]

Non - Executive Director, Hutchison Telecommunications International Limited[12]

Director, Colonial Nominees Limited

Director, Hutchison Telecommunications (Amsterdam) B.V.

Director, Hutchison Telecommunications International (Netherlands) B.V.

SCHEDULE III (continued)

Executive Officers and Directors of

Advent Investments Pte Ltd

As of October 12, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
Frank John SIXT	Canadian

Director, Advent Investments Pte Ltd

Group Finance Director and Executive Director, Hutchison Whampoa Limited

Chairman, TOM Group Limited[6]

Chairman, TOM Online Inc.[11]

Executive Director, Cheung Kong Infrastructure Holdings Limited[2]

Executive Director, Hongkong Electric Holdings Limited[3]

Director, Hutchison Telecommunications (Australia) Limited[4]

Director, Husky Energy Inc.[7]

Director, Partner Communications Company Ltd.[5]

Non-executive Director, Cheung Kong (Holdings) Limited

Non-Executive Director, Hutchison Telecommunications International Limited[12]

Director, Colonial Nominees Limited

Director, Hutchison Telecommunications International (Netherlands) B.V.

KHOO Chek Ngee	Singaporean	Director, Advent Investments Pte Ltd Director, Partner Communications Company Ltd.[5]

SCHEDULE III (continued)

Executive Officers and Directors of

Advent Investments Pte Ltd

As of October 12, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
CHAN Ting Yu 18/F., Two Harbourfront 22 Tak Fung Street Hunghom, Kowloon Hong Kong	New Zealander

Director, Advent Investments Pte Ltd

Executive Director, Hutchison Telecommunications International Limited[12]

Director, Partner Communications Company Ltd.[5]

Director, Hutchison Telecommunications (Amsterdam) B.V.

SNG Cheng Khoong, Robin Blk 5000D, #12-14 Marine Parade Road, Singapore 449287	Singaporean	Director, Advent Investments Pte Ltd Director, Hutchison Telecommunications (Amsterdam) B.V. Director, Hutchison Telecommunications International (Netherlands) B.V.

SCHEDULE IV

Executive Officers and Directors of

Hutchison Telecommunications (Amsterdam) B.V.

As of October 12, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
CHOW WOO Mo Fong, Susan	British

Director, Hutchison Telecommunications (Amsterdam) B.V.

Deputy Group Managing Director and Executive Director, Hutchison Whampoa Limited

Executive Director, Cheung Kong Infrastructure Holdings Limited[2]

Executive Director, Hutchison Harbour Ring Limited[8]

Executive Director, Hutchison Global Communications Holdings Limited[10]

Director, Hongkong Electric Holdings Limited[3]

Director, Partner Communications Company Ltd.[5]

Non-executive Director, TOM Group Limited[6]

Non-executive Director, Hutchison Telecommunications International Limited[12]

Director, Advent Investments Pte Ltd

Director, Colonial Nominees Limited

Director, Hutchison Telecommunications International (Netherlands) B.V.

LUI Pok Man, Dennis 18/F., Two Harbourfront 22 Tak Fung Street Hunghom, Kowloon Hong Kong	Canadian

Director, Hutchison Telecommunications (Amsterdam) B.V.

Executive Director, Hutchison Telecommunications International Limited[12]

Executive Director, Hutchison Global Communications Holdings Limited[10]

Director, Hutchison Telecommunications (Australia) Limited[4]

Director, Partner Communications Company Ltd.[5]

SCHEDULE IV (continued)

Executive Officers and Directors of

Hutchison Telecommunications (Amsterdam) B.V.

As of October 12, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
CHAN Ting Yu 18/F., Two Harbourfront 22 Tak Fung Street Hunghom, Kowloon Hong Kong	New Zealander

Director, Hutchison Telecommunications (Amsterdam) B.V.

Executive Director, Hutchison Telecommunications International Limited[12]

Director, Partner Communications Company Ltd.[5]

Director, Advent Investments Pte Ltd

HO Wai Leung, Edmond 9 Queen Street, Mayfair, London W1J 5PE, United Kingdom	British

Director, Hutchison Telecommunications (Amsterdam) B.V.

Director, Hutchison Whampoa (Europe) Limited (consultancy services), 9 Queen Street, Mayfair, London W1J 5PE, United Kingdom

Director, Hutchison Whampoa (UK) Limited (investment holding), 9 Queen Street, Mayfair, London W1J 5PE, United Kingdom

Director, Hutchison Whampoa Properties (Europe) Limited (project management), 9 Queen Street, Mayfair, London W1J 5PE, United Kingdom

Director, Hutchison Telecommunications International (Netherlands) B.V.

SCHEDULE IV (continued)

Executive Officers and Directors of

Hutchison Telecommunications (Amsterdam) B.V.

As of October 12, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
CHAN Waichi, Richard 7, rue du Marché aux Herbes L-1728 Luxembourg	American

Director, Hutchison Telecommunications (Amsterdam) B.V.

Director, Hutchison Telecommunications International (Netherlands) B.V.

Managing Director, Hutchison Whampoa Europe Investments S.à r.l. (investment holding) 7, rue du Marché aux Herbes, L-1728 Luxembourg

SNG Cheng Khoong, Robin Blk 5000D, #12-14 Marine Parade Road, Singapore 449287	Singaporean	Director, Hutchison Telecommunications (Amsterdam) B.V. Director, Advent Investments Pte Ltd Director, Hutchison Telecommunications International (Netherlands) B.V.

SCHEDULE V

Executive Officers and Directors of

Hutchison Telecommunications International (Netherlands) B.V.

As of October 12, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
CHOW WOO Mo Fong, Susan	British

Director, Hutchison Telecommunications International (Netherlands) B.V.

Deputy Group Managing Director and Executive Director, Hutchison Whampoa Limited

Executive Director, Cheung Kong Infrastructure Holdings Limited[2]

Executive Director, Hutchison Harbour Ring Limited[8]

Executive Director, Hutchison Global Communications Holdings Limited[10]

Director, Hongkong Electric Holdings Limited[3]

Director, Partner Communications Company Ltd.[5]

Non-executive Director, TOM Group Limited[6]

Non-executive Director, Hutchison Telecommunications International Limited[12]

Director, Advent Investments Pte Ltd

Director, Colonial Nominees Limited

Director, Hutchison Telecommunications (Amsterdam) B.V.

SCHEDULE V (continued)

Executive Officers and Directors of

Hutchison Telecommunications International (Netherlands) B.V.

As of October 12, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
Frank John SIXT	Canadian

Director, Hutchison Telecommunications International (Netherlands) B.V.

Group Finance Director and Executive Director, Hutchison Whampoa Limited

Chairman, TOM Group Limited[6]

Chairman, TOM Online Inc. [11]

Executive Director, Cheung Kong Infrastructure Holdings Limited[2]

Executive Director, Hongkong Electric Holdings Limited[3]

Executive Director, Hutchison Global Communications Holdings Limited[10]

Director, Hutchison Telecommunications (Australia) Limited[4]

Director, Husky Energy Inc.[7]

Director, Partner Communications Company Ltd.[5]

Non-executive Director, Cheung Kong (Holdings) Limited

Non-executive Director, Hutchison Telecommunications International Limited[12]

Director, Advent Investments Pte Ltd

Director, Colonial Nominees Limited

SCHEDULE V (continued)

Executive Officers and Directors of

Hutchison Telecommunications International (Netherlands) B.V.

As of October 12, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
HO Wai Leung, Edmond 9 Queen Street, Mayfair, London W1J 5PE, United Kingdom	British

Director, Hutchison Telecommunications International (Netherlands) B.V.

Director, Hutchison Whampoa (Europe) Limited (consultancy services), 9 Queen Street, Mayfair, London W1J 5PE, United Kingdom

Director, Hutchison Whampoa (UK) Limited (investment holding), 9 Queen Street, Mayfair, London W1J 5PE, United Kingdom

Director, Hutchison Whampoa Properties (Europe) Limited (project management), 9 Queen Street, Mayfair, London W1J 5PE, United Kingdom

Director, Hutchison Telecommunications (Amsterdam) B.V.

CHAN Waichi, Richard 7, rue du Marché aux Herbes L-1728 Luxembourg	American

Director, Hutchison Telecommunications International (Netherlands) B.V.

Director, Hutchison Telecommunications (Amsterdam) B.V.

Managing Director, Hutchison Whampoa Europe Investments S.à r.l. (investment holding) 7, rue du Marché aux Herbes, L-1728 Luxembourg

SNG Cheng Khoong, Robin Blk 5000D, #12-14 Marine Parade Road, Singapore 449287	Singaporean	Director, Hutchison Telecommunications International (Netherlands) B.V. Director, Advent Investments Pte Ltd Director, Hutchison Telecommunications (Amsterdam) B.V.

SCHEDULE VI

Executive Officers and Directors of

Colonial Nominees Limited

As of October 12, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
FOK Kin-ning, Canning	British

Director, Colonial Nominees Limited

Group Managing Director and Executive Director, Hutchison Whampoa Limited

Chairman, Hutchison Telecommunications (Australia) Limited[4]

Chairman, Partner Communications Company Ltd.[5]

Chairman, Hutchison Harbour Ring Limited[8]

Chairman, Hutchison Global Communications Holdings Limited[10]

Co-Chairman, Husky Energy Inc.[7]

Deputy Chairman, Cheung Kong Infrastructure Holdings Limited[2]

Deputy Chairman, Hongkong Electric Holdings Limited[3]

Non-executive Director, Cheung Kong (Holdings) Limited

Non-executive Director, Hutchison Telecommunications International Limited[12]

SCHEDULE VI (continued)

Executive Officers and Directors of

Colonial Nominees Limited

As of October 12, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
CHOW WOO Mo Fong, Susan	British

Director, Colonial Nominees Limited

Deputy Group Managing Director and Executive Director, Hutchison Whampoa Limited

Executive Director, Cheung Kong Infrastructure Holdings Limited[2]

Executive Director, Hutchison Harbour Ring Limited[8]

Executive Director, Hutchison Global Communications Holdings Limited[10]

Director, Hongkong Electric Holdings Limited[3]

Director, Partner Communications Company Ltd.[5]

Non-executive Director, TOM Group Limited[6]

Non-executive Director, Hutchison Telecommunications International Limited[12]

Director, Advent Investments Pte Ltd

Director, Hutchison Telecommunications (Amsterdam) B.V.

Director, Hutchison Telecommunications International (Netherlands) B.V.

SCHEDULE VI (continued)

Executive Officers and Directors of

Colonial Nominees Limited

As of October 12, 2004

Name and Business Address1a	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
Frank John SIXT	Canadian

Director, Colonial Nominees Limited

Group Finance Director and Executive Director, Hutchison Whampoa Limited

Chairman, TOM Group Limited[6]

Chairman, TOM Online Inc.[11]

Executive Director, Cheung Kong Infrastructure Holdings Limited[2]

Executive Director, Hongkong Electric Holdings Limited[3]

Executive Director, Hutchison Global Communications Holdings Limited[10]

Director, Hutchison Telecommunications (Australia) Limited[4]

Director, Husky Energy Inc.[7]

Director, Partner Communications Company Ltd.[5]

Non-executive Director, Cheung Kong (Holdings) Limited

Non-executive Director, Hutchison Telecommunications International Limited[12]

Director, Advent Investments Pte Ltd

Director, Hutchison Telecommunications International (Netherlands) B.V.

Edith SHIH	Chinese

Director, Colonial Nominees Limited

Head Group General Counsel & Company Secretary, Hutchison Whampoa Limited

Executive Director & Company Secretary, Hutchison Harbour Ring Limited[8]

Executive Director, Hutchison International Limited (investment holding)

SCHEDULE VII

Executive Officers and Directors of

Cheung Kong (Holdings) Limited

As of October 12, 2004

Name and Business Address1b	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
LI Ka-shing	Hong Kong	Chairman, Cheung Kong (Holdings) Limited Chairman, Hutchison Whampoa Limited

LI Tzar Kuoi, Victor	Hong Kong

Managing Director and Deputy Chairman, Cheung Kong (Holdings) Limited

Chairman, Cheung Kong Infrastructure Holdings Limited[2]

Chairman, CK Life Sciences Int’l., (Holdings) Inc.[3]

Deputy Chairman and Executive Director, Hutchison Whampoa Limited

Co-Chairman, Husky Energy Inc.[7]

Executive Director, Hongkong Electric Holdings Limited[3]

Director, The Hongkong and Shanghai Banking Corporation Limited (banking),

No. 1 Queen’s Road Central, Hong Kong

George Colin MAGNUS	British

Deputy Chairman, Cheung Kong (Holdings) Limited

Chairman, Hongkong Electric Holdings Limited[3]

Deputy Chairman, Cheung Kong Infrastructure Holdings Limited[2]

Executive Director, Hutchison Whampoa Limited

SCHEDULE VII (continued)

Executive Officers and Directors of

Cheung Kong (Holdings) Limited

As of October 12, 2004

Name and Business Address1b	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
KAM Hing Lam	Hong Kong

Deputy Managing Director, Cheung Kong (Holdings) Limited

Group Managing Director, Cheung Kong Infrastructure Holdings Limited[2]

President and Chief Executive Officer, CK Life Sciences Int’l., (Holdings) Inc.[9]

Executive Director, Hutchison Whampoa Limited

Executive Director, Hongkong Electric Holdings Limited[3]

CHUNG Sun Keung, Davy	Hong Kong	Executive Director, Cheung Kong (Holdings) Limited

IP Tak Chuen, Edmond	British

Executive Director, Cheung Kong (Holdings) Limited

Deputy Chairman, Cheung Kong Infrastructure Holdings Limited[2]

Senior Vice President and Chief Investment Officer, CK Life Sciences Int’l., (Holdings) Inc.[9]

Non-executive Director, TOM Group Limited[6]

PAU Yee Wan, Ezra	Hong Kong	Executive Director, Cheung Kong (Holdings) Limited

WOO Chia Ching, Grace	U.S.A.	Executive Director, Cheung Kong (Holdings) Limited

SCHEDULE VII (continued)

Executive Officers and Directors of

Cheung Kong (Holdings) Limited

As of October 12, 2004

Name and Business Address1b	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
CHIU Kwok Hung, Justin	Canadian	Executive Director, Cheung Kong (Holdings) Limited

LEUNG Siu Hon 502 Aon China Building 29 Queen’s Road Central Hong Kong	British	Non-executive Director, Cheung Kong (Holdings) Limited Consultant, Messrs. S.H. Leung & Co. (solicitors’ firm), 502 Aon China Building, 29 Queen’s Road Central, Hong Kong

FOK Kin-ning, Canning 22nd Floor, Hutchison House 10 Harcourt Road Hong Kong	British

Non-executive Director, Cheung Kong (Holdings) Limited

Group Managing Director and Executive Director, Hutchison Whampoa Limited

Chairman, Hutchison Telecommunications (Australia) Limited[4]

Chairman, Partner Communications Company Ltd.[5]

Chairman, Hutchison Harbour Ring Limited[8]

Chairman, Hutchison Global Communications Holdings Limited[10]

Co-Chairman, Husky Energy Inc.[7]

Deputy Chairman, Cheung Kong Infrastructure Holdings Limited[2]

Deputy Chairman, Hongkong Electric Holdings Limited[3]

Non-executive Director, Hutchison Telecommunications International Limited[12]

Director, Colonial Nominees Limited

SCHEDULE VII (continued)

Executive Officers and Directors of

Cheung Kong (Holdings) Limited

As of October 12, 2004

Name and Business Address1b	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
Frank John SIXT 22nd Floor, Hutchison House 10 Harcourt Road Hong Kong	Canadian

Non-executive Director, Cheung Kong (Holdings) Limited

Group Finance Director and Executive Director, Hutchison Whampoa Limited

Chairman, TOM Group Limited[6]

Chairman, TOM Online Inc. [11]

Executive Director, Cheung Kong Infrastructure Holdings Limited[2]

Executive Director, Hongkong Electric Holdings Limited[3]

Executive Director, Hutchison Global Communications Holdings Limited[10]

Director, Hutchison Telecommunications (Australia) Limited[4]

Director, Husky Energy Inc.[7]

Director, Partner Communications Company Ltd.[5]

Non-executive Director, Hutchison Telecommunications International Limited[12]

Director, Advent Investments Pte Ltd

Director, Colonial Nominees Limited

Director, Hutchison Telecommunications International (Netherlands) B.V.

SCHEDULE VII (continued)

Executive Officers and Directors of

Cheung Kong (Holdings) Limited

As of October 12, 2004

Name and Business Address1b	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
CHOW Kun Chee, Roland 602 Aon China Building 29 Queen’s Road Central Hong Kong	British	Non-executive Director, Cheung Kong (Holdings) Limited Consultant, Herbert Tsoi and Partners (solicitors’ firm), 602 Aon China Building, 29 Queen’s Road Central, Hong Kong

CHOW Nin Mow, Albert Units 3610-13 China Merchants Tower Shun Tak Centre 168 Connaught Road Central Hong Kong	British

Non-executive Director, Cheung Kong (Holdings) Limited

Chairman & Managing Director, Wah Yip (Holdings) Limited (property development and investment), Units 3610-13 China Merchants Tower, Shun Tak Centre, 168 Connaught Road Central, Hong Kong

HUNG Siu-lin, Katherine	Hong Kong	Non-executive Director, Cheung Kong (Holdings) Limited

KWOK Tun-li, Stanley Suite 560-355 Burrard Street Vancouver, British Columbia V6C 2G8, Canada	Canadian

Independent Non-executive Director, Cheung Kong (Holdings) Limited

Director, Amara International Investment Corporation (investment holding), Suite 560-355 Burrard Street, Vancouver, British Columbia, V6C 2G8, Canada

SCHEDULE VII (continued)

Executive Officers and Directors of

Cheung Kong (Holdings) Limited

As of October 12, 2004

Name and Business Address1b	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
YEH Yuan Chang, Anthony 26th Floor, Tower A Regent Centre 63 Wo Yi Hop Road Kwai Chung Hong Kong	Hong Kong

Independent Non-executive Director, Cheung Kong (Holdings) Limited

Honorary Life President, Tai Ping Carpets International Limited (carpet manufacturing), 26th Floor, Tower A, Regent Centre, 63 Wo Yi Hop Road, Kwai Chung, Hong Kong

Simon MURRAY Suite 3601, Cheung Kong Center 2 Queen’s Road Central Hong Kong	British

Independent Non-executive Director, Cheung Kong (Holdings) Limited

Chairman, General Enterprise Management Services Limited (investment fund), Suite 3601, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong

Independent Non-executive Director, Hutchison Whampoa Limited

WONG Yick-ming, Rosanna Room 906, Duke of Windsor Social Service Building 15 Hennessy Road Wanchai, Hong Kong	Hong Kong

Independent Non-executive Director, Cheung Kong (Holdings) Limited

Chairman, Education Commission of the Hong Kong Special Administrative Region

Executive Director, Hong Kong Federation of Youth Groups (charitable organization), Room 906, Duke of Windsor Social Service Building, 15 Hennessy Road, Wanchai, Hong Kong

Director, The Hongkong and Shanghai Banking Corporation Limited (banking), No. 1 Queen’s Road Central, Hong Kong

SCHEDULE VII (continued)

Executive Officers and Directors of

Cheung Kong (Holdings) Limited

As of October 12, 2004

Name and Business Address1b	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
KWAN Chiu Yin, Robert 26/F., Wing On Centre 111 Connaught Road Central Hong Kong	British

Independent Non-executive Director, Cheung Kong (Holdings) Limited

Independent Non-executive Director, CK Life Sciences Int’l., (Holdings) Inc.[9]

Independent Non-executive Director, Pak Fah Yeow International Limited (manufacture and sale of Hoe Hin Brand of products, treasury and property investment, distribution of healthcare and household products), 7th Floor, Lippo Leighton Tower, 103, Leighton Road, Causeway Bay, Hong Kong

Independent Non-executive Director, Melco International Development Limited (investment holding), Penthouse 38/F, The Centrium, 60 Wyndham Street, Central, Hong Kong

Independent Non-executive Director, Shun Tak Holdings Limited (shipping, property, hotel, finance, restaurant and air transport), Penthouse, 39/F West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong

SCHEDULE VII (continued)

Executive Officers and Directors of

Cheung Kong (Holdings) Limited

As of October 12, 2004

Name and Business Address1b	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
Cheong Ying Chew, Henry Suite 601, 6/F, Aon China Building, 29 Queen’s Road Central, Hong Kong	British

Independent Non-executive Director, Cheung Kong (Holdings) Limited

Director, UOB Asia (Hong Kong) Limited (investment banking), Suite 601, 6/F, Aon China Building, 29 Queen’s Road Central, Hong Kong

Independent Non-executive Director, Cheung Kong Infrastructure Holdings Limited[2]

Independent Non-executive Director, Excel Technology International Holdings Limited (investment holding), 5/F., 663 King’s Road, North Point, Hong Kong

Independent Non-executive Director, Forefront International Holdings Limited (trading of motor trucks, coaches and vehicles accessories, repair and maintenance and other motor vehicle related service and finance business, development of smart card system and investment holding), 1/F Forefront Cyber Centre, 9 Fui Sha Wai Lane, Tong Yan San Tsuen, Yuen Long, NT, Hong Kong

Independent Non-executive Director, TOM Group Limited[6]

Independent Non-executive Director, Hutchison Global Communications Holdings Limited[10]

Notes:-

1a.	Unless otherwise indicated, the business address of each of the named persons is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong.

1b.	Unless otherwise indicated, the business address of each of the named persons is 7th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

2.	The principal business address of Cheung Kong Infrastructure Holdings Limited is 12th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The principal business of Cheung Kong Infrastructure Holdings Limited is the development, investment and operation of infrastructure businesses in Hong Kong, the PRC and Australia.

3.	The principal business address of Hongkong Electric Holdings Limited is 44 Kennedy Road, Hong Kong. The principal business of Hongkong Electric Holdings Limited is generation and supply of electricity.

4.	The principal business address of Hutchison Telecommunications (Australia) Limited is Building A, 207 Pacific Highway, St. Leonards NSW 2065, Sydney, Australia. The principal business of Hutchison Telecommunications (Australia) Limited is telecommunications.

5.	The principal business address of Partner Communications Company Ltd. is 8 Amal Street, Afeq Industrial Park, Rosh Ha’ayin 48103, Israel. The principal business of Partner Communications Company Ltd. is cellular mobile telephone services.

6.	The principal business address of TOM Group Limited is 8/F., The Center, 99 Queen’s Road Central, Hong Kong. The principal business of TOM Group Limited is the development of software and computer network systems and provision of related services, events production and the operation of an Internet portal delivering Internet infotainment, contents and services.

7.	The principal business address of Husky Energy Inc. is 707-8th Avenue S.W., Box 6525 Station D, Calgary, Alberta, Canada, T2P 3G7. The principal business of Husky Energy Inc. is investment in oil and gas.

8.	The principal business address of Hutchison Harbour Ring Limited is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong. The principal business of Hutchison Harbour Ring Limited is the manufacturing and trading of toys, property investments and the Internet B2B businesses.

9.

The principal business address of CK Life Sciences Int’l., (Holdings) Inc. is 7th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The principal business of CK Life Sciences Int’l., (Holdings) Inc. is investment holding, research and development, commercialization, marketing and sale of biotechnology products.

10.	The principal business address of Hutchison Global Communications Holdings Limited is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong. The principal business of Hutchison Global Communications Holdings Limited is the provision of fixed telecommunications services and computer system integration services.

11.	The principal business address of TOM Online Inc. is 48/F., The Center, 99 Queen’s Road Central, Hong Kong. The principal business of TOM Online Inc. is the provision of value-added multimedia products and services, including wireless value-added services, online advertising and commercial enterprise solutions.

12.	The business address of Hutchison Telecommunications International Limited is 18th Floor, Two Harbourfront, 22 Tak Fung Street, Hunghom, Kowloon, Hong Kong. The principal business of Hutchison Telecommunications International Limited is the provision of mobile and fixed-line telecommunications services.

EXHIBIT INDEX

Exhibit No.	Description
1.	Instrument of Transfer dated June 18, 2004 between Colonial Nominees Limited and Advent Investments Pte. Limited with respect to filing of Schedule 13D.**

2.	Instrument of Transfer dated September 17, 2004 between Hutchison Telecommunications (Amsterdam) BV and Advent Investments Pte. Limited with respect to filing of Schedule 13D.***

3.	Instrument of Transfer dated September 17, 2004 between Advent Investments Pte. Limited and Hutchison Telecommunications International (Netherlands) BV with respect to filing of Schedule 13D.***

4.	Share pledge dated June 23, 2004 by and among Advent Investments Pte. Ltd. and Bank Leumi Le-Israel B.M. with respect to filing of Schedule 13D.**

5.	Relationship Agreement, dated as of October 10, 1999, by and among Advent Investments Pte Ltd, Matbit Telecommunication Systems Limited, Matav Investments Limited, Elbit.COM Limited and Tapuz Cellular Systems Limited Partnership.*

6.	Supplemental Agreement, dated as of April 24, 2001, by and among Matbit Telecommunication Systems Limited, Matav Investments Limited, Elbit.COM Limited, Advent Investments Pte Ltd, Hutchison Telecommunications (Amsterdam) BV and Matav-Cable Systems Media Limited.*

7.	Amendment Agreement to the Relationship Agreement entered into on April 24, 2002 between Matbit Telecommunications Systems Limited, Matav Investments Limited, Advent Investments Pte Ltd, Hutchison Telecommunications (Amsterdam) BV, Matav-Cable Systems Media Limited, Elbit.COM Limited, Eurocom Communications Limited, Polar Communications Limited and Tapuz Cellular Systems Limited. *

8.	Registration Rights Agreement, dated as of October 26, 1999, by and among Partner Communications Company Ltd., Advent Investments Pte Ltd, Matbit Telecommunication Systems Limited, Tapuz Cellular Systems Limited Partnership and Matav Investments Limited.*

*	Previously filed with the Statement on Schedule 13D filed jointly by HWL, HTA, Advent, Colonial and Cheung Kong with the Securities and Exchange Commission on May 3, 2002 and incorporated by reference herein.

**	Previously filed with the Amendment No.1 to the Registration Statement on Form F-1 (File No. 333-118783) filed by Hutchison Telecommunications International Limited with the Securities and Exchange Commission on September 20, 2004 and incorporated by reference herein.

***	Previously filed with the Amendment No.2 to the Registration Statement on Form F-1 (File No. 333-118783) filed by Hutchison Telecommunications International Limited with the Securities and Exchange Commission on September 27, 2004 and incorporated by reference herein.